SO 3-22-04

U.S. SECURITIES AND EXCHANGE COMMISSION
[redacted]

V-f 3-12-04

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Informat…
Pursuant to Section 17 … and Rule 17a-

04003836

8-48636

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wexford Clearing Services, LLC

SEC MAIL PROCESSING RECEIVED MAR 01 2004 WASH. D.C. 183 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

One New York Plaza
(No. and Street)

New York	NY	10292
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia A. Jamison (804) 344-6422
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG, LLP

401 South Tryon Street	Charlotte	NC	28202
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Patricia A. Jamison, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Wexford Clearing Services, LLC as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

Name Patricia A. Jamison
Title Chief Operating Officer

Charlotte P. Haynes
Notary Public 6/30/04

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG LLP
Suite 2300
401 South Tryon Street
Three First Union Center
Charlotte, NC 28202-1911

Independent Auditors' Report

Board of Directors
Wexford Clearing Services, LLC:

We have audited the accompanying statement of financial condition of Wexford Clearing Services, LLC (the Company), a wholly owned limited liability company of Wachovia Securities Financial Holdings, LLC, as of December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wexford Clearing Services, LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 20, 2004

WEXFORD CLEARING SERVICES, LLC
(A Wholly Owned Limited Liability Company of Wachovia Securities Financial Holdings, LLC)

Statement of Financial Condition

December 31, 2003

(In thousands)

Assets		
Cash	$	27,397
Cash segregated under federal and other regulations		87,000
Securities purchased under agreement to resell		75,003
Receivable from brokers, dealers, and clearing organizations		87,396
Receivable from customers		849,919
Other assets		3,439
Total assets	$	1,130,154
Liabilities and Member's Equity		
Bank overdrafts	$	62,624
Payable to brokers, dealers and clearing organizations		191,913
Payable to customers		690,425
Payable to affiliates		27,533
Accrued expenses and other liabilities		10,123
Total liabilities		982,618
Member's equity		147,536
Commitments and contingent liabilities		
Total liabilities and member's equity	$	1,130,154

See accompanying notes to statement of financial condition.

(1) Summary of Significant Accounting Policies

(a) Organization

Wexford Clearing Services, LLC (the Company), formerly known as Wexford Clearing Services Corporation, is a wholly owned limited liability company of Wachovia Securities, LLC (WSLLC), which is a wholly owned subsidiary of Wachovia Securities Financial Holdings, LLC (WSFH), a 62% owned consolidated subsidiary of Wachovia Corporation (Wachovia). Prior to July 1, 2003, the Company was a wholly owned subsidiary of Prudential Financial, Inc. (Prudential). The Company became a wholly owned subsidiary of WSLLC pursuant to a Formation Agreement dated February 19, 2003, as amended on July 1, 2003 between Wachovia and Prudential to combine their respective retail brokerage businesses and clearing operations (legacy Wachovia and legacy Prudential, respectively) into a new company named Wachovia Prudential Financial Advisors, LLC effective July 1, 2003. On December 9, 2003, Wachovia Prudential Financial Advisors, LLC changed its name to WSFH.

In accordance with the Formation Agreement, Prudential contributed its retail brokerage and clearing businesses, including the Company, to WSFH on July 1, 2003. WSFH serves as the holding company for the retail brokerage and clearing businesses contributed by Wachovia and Prudential and is headquartered in Richmond, Virginia. Wachovia and Prudential own 62% and 38%, respectively, of WSFH. WSFH's principal operating subsidiaries are Wachovia Securities, LLC (including its subsidiary, the Company), First Clearing, LLC (FCLLC) and Wachovia Securities Financial Network, LLC.

On May 30, 2003, Wexford Clearing Services Corporation converted to a limited liability company (LLC), a status that achieves operational flexibility and certain tax efficiencies and changed its name to Wexford Clearing Services, LLC. As a result of this conversion, the capital stock of Wexford Clearing Services Corporation was cancelled and converted into limited liability company interests.

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the New York Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. The Company provides securities execution, clearance and operational services for introducing brokers and dealers' customer and proprietary trading accounts on a fully disclosed basis.

(b) Securities purchased under agreements to resell

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements) are treated as collateralized financing transactions and are recorded at their contracted resale. The carrying value of reverse repurchase agreements approximates their fair value. These transactions are primarily repurchase agreements of United States Government and agency securities. The Company's exposure to credit risk associated with the nonperformance of customers in fulfilling these contractual obligations can be directly affected by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Company.

It is the Company's policy to obtain possession of securities purchased under agreements to resell. The Company manages the credit risk associated with these transactions by monitoring the market value of the collateral obtained, including accrued interest, and by requesting additional collateral when deemed appropriate.

(c) ***Securities Transactions***

Customers' securities transactions and are recorded on a settlement date basis. Related execution and clearing fees and expenses are recorded on the trade date.

(d) ***Income Taxes***

Prior to May 31, 2003, the operating results of the Company were included in the consolidated federal income tax return of Prudential. The Company also filed certain separate state and local returns and as part of a combined or unitary state income tax returns, with other subsidiaries of Prudential for the short period ended May 30, 2003.

Pursuant to the Prudential tax allocation arrangement, total federal, state, and local tax expense was determined on a separate company basis. Consolidated group members with losses recorded tax benefits to the extent such losses were recognized in the consolidated federal, state, and local provisions. Total allocated federal, state, and local taxes were paid to, or received from, an affiliated company and therefore deferred taxes were not provided.

On May 30, 2003, the Company converted from a taxable corporation to a single-member Limited Liability Company ("SMLLC") and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes under Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, after the date of conversion to an SMLLC. Accordingly, the Company's post-conversion taxable income primarily becomes taxable to the respective members of WSFH. Certain state jurisdictions, however, will subject the Company to entity-level taxation as an SMLLC on a small portion of the Company's post-conversion taxable income.

(e) ***Collateral***

The Company accepts collateral that can be sold or repledged. At December 31, 2003, the fair value of this collateral was approximately $939,000,000. The source of this collateral is primarily securities in customer accounts. Since the Company clears all transactions through WSLLC on an omnibus basis, such amounts were available for WSLLC to sell or repledge.

(f) ***Use of Estimates***

The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(2) Cash Segregated Under Federal and Other Regulations

The Company is subject to the SEC's customer protection rule (Rule 15c3-3), which requires a periodic computation of the customer protection reserve requirement, as defined. Cash of $54,000,000 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. The amount held on deposit is included in the Statement of Financial Condition under Cash and Securities Segregated Under Federal and Other Regulations.

The Company is also required to periodically compute reserve computations for the proprietary accounts of introducing broker-dealers (PAIB) in accordance with SEC Rule 15c3-3. At December 31, 2003, the Company had a PAIB reserve requirement and amounts held on deposit in the Company's reserve bank account of $7,319,000 and $33,000,000, respectively. The amount held on deposit is included in the statement of financial condition under cash segregated under federal and other regulations.

(3) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Receivable from and payable to brokers, dealers and clearing organizations consist of the following at December 31, 2003 (in thousands):

Receivable from brokers, dealers, and clearing organizations:		
Receivable from fully disclosed broker-dealers	$	87,237
Other		159
	$	87,396
Payable to brokers, dealers, and clearing organizations:		
Payable to fully disclosed broker-dealers	$	30,485
Omnibus payable to WSLLC		161,428
	$	191,913

(4) Receivable from and Payable to Customers

The balances represent the net amounts receivable from and payable to customers in connection with normal cash and margin transactions. The amounts receivable from customers are generally collateralized by securities, the value of which is not reflected in the accompanying statement of financial condition.

(5) Bank Overdrafts

Bank overdrafts consist of non-interest bearing book overdrafts for the amount of $62,624,000 at December 31, 2003. These overdrafts represent amounts drawn by the Company against various banks.

(6) Income Taxes

On May 30, 2003, the Company converted from a taxable corporation to a single-member Limited Liability Company ("SMLLC") and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, after the date of conversion to an SMLLC. Certain state jurisdictions, however, will subject the Company to entity-level taxation as an SMLLC on a small portion of the Company's post-conversion taxable income.

(7) Net Capital and Proprietary Accounts of Introducing Brokers and Dealers Reserve Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2003, the Company had net capital of $137,351,000, which was 16.17% of aggregate debit balances and $120,368,000 in excess of required net capital. The Company's ability to make capital and certain distributions is subject to the rules and regulations of various exchanges, clearing organizations and other regulatory agencies.

(8) Pension and Retirement Benefit Plans

Prior to July 1, 2003, employees of the Company participated in the retirement and health and welfare benefit plans of Prudential. Per the Formation Agreement, employees of the Company continued to receive Special Termination benefits under certain Prudential retirement plans for the six months ended December 31, 2003. Effective January 1, 2004 employees of the Company no longer participate in these Prudential plans. Employees also continued to receive benefits, through December 31, 2003, associated with health and welfare benefit plans assumed by Wachovia as of July 1, 2003 and sponsored by Prudential prior to July 1, 2003. Effective January 1, 2004, employees of the Company are covered under Wachovia sponsored health and welfare plans.

Wachovia also provides certain health care and life insurance benefits for eligible retired employees of the Company and medical benefits for employees of the Company on long term disability (the LTD plan) under certain Prudential benefit plans assumed pursuant to the Formation Agreement. Wachovia allocates expenses to the Company for the post-retirement medical plan and LTD plan as part of service fees charged to the Company. The actuarial and plan asset information pertaining to the Company's employees is not segregated in WSLLC's post-retirement medical and LTD plan calculation and is therefore not available.

(9) Transactions with Parent and Affiliates

The Company reimburses WSLLC for services relating to the execution, clearance and settlement of securities transactions on an omnibus basis under the terms of a clearing agreement. The Company also pays WSLLC a service fee and reimbursement for accounting, cash management, office space, equipment, systems development and other services. Additionally, the Company enters into securities purchased under agreements to resell with WSLLC. At December 31, 2003, all open repurchase agreements were with WSLLC.

(10) Financial Instrument, Commitments, and Contingent Liabilities

The Company has been named as a defendant in various legal actions arising from its normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, based on the opinions of counsel, any such liability will not have a material impact on the Company's financial position. Per the Formation Agreement, Wachovia and Prudential have agreed to indemnify the Company for any losses due to a claim against the Company which arises from an action, omission to act, condition or event that first occurred prior to July 1, 2003 whether or not such action, omission, condition or event continues after July 1, 2003. The Company will not, however, be indemnified by Wachovia or Prudential for any claims that arise from any such action, omission, condition or event to the extent they continue to occur following the 270th day after July 1, 2003.

Due to the relatively short-term nature of receivables, payables and short-term borrowings, the carrying amounts are reasonable estimates of fair value.

Client transactions are entered into on either a cash or margin basis. In a margin transaction, the Company extends credit to a client which is collateralized by cash and securities in the client's account. Amounts loaned are limited by margin regulations of the Federal Reserve Board and other regulatory authorities and are subject to the Company's credit review and daily monitoring procedures. Pursuant to such procedures and guidelines, the Company requires clients to deposit additional collateral or reduce positions when necessary. Market declines could, however, reduce the value of any collateral below the principal amount loaned plus accrued interest before the collateral can be sold. In order to minimize risk, correspondents are required to guarantee the performance of their clients.

In the normal course of business, the Company's activities include execution, settlement, and financing of various client securities transactions. Although these activities are performed by WSLLC under the clearing agreement, the Company remains primarily liable for client transactions and WSLLC has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through WSLLC on behalf of Wexford, the Company believes there is no maximum amount assignable to this right. At December 31, 2003, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of all counterparties with which it conducts business.

In accordance with industry practice, client trades are recorded on a settlement date basis, which is generally three business days after trade date. Should either the client or the counterparty fail to perform, the Company may be required to complete the transaction at prevailing market prices.

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others in the event certain events occur. These contingencies generally relate to changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the statement of financial condition as of December 31, 2003, related to these indemnifications.

(11) Concentrations of Credit Risk

Concentrations of credit risk exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. As a securities broker, the Company is engaged in various securities brokerage activities servicing a diverse group of counterparties.

The Company's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations can be directly impacted by volatile trading markets which may impair the counterparties' ability to satisfy their obligations to the Company. In connection with these activities, the Company seeks to minimize credit risk by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with the Company when deemed necessary.